UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-10932

WisdomTree, Inc.

(Exact name of registrant as specified in its charter)

250 West 34th Street

3rd Floor

New York, NY 10119

212-801-2080

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights1

(Title of each class of securities covered by this Form)

Common Stock, $0.01 par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, WisdomTree, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WisdomTree, Inc.

Date: March 18, 2025	By:	/s/ Bryan Edmiston
Bryan Edmiston
Chief Financial Officer

[1]	The preferred stock purchase rights (the “Rights”) expired on March 17, 2025 pursuant to the terms of the Stockholder Rights Agreement, dated as of March 17, 2023, as amended, by and between WisdomTree, Inc. (the “Company”) and Continental Stock Transfer and Trust Company, as rights agent. The Company initially filed a Form 8-A to register the Rights on March 20, 2023.